Exhibit 99.1

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT COMPLETES SPIN-OFF OF
 BROOKFIELD BUSINESS PARTNERS
Brookfield, June 20, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) ("Brookfield") today announced the completion of the spin-off of Brookfield Business Partners L.P. ("Brookfield Business Partners" or "BBU") (TSX: BBU.UN, NYSE: BBU), the primary public vehicle through which Brookfield will own and operate the business services and industrial operations of its private equity group on a global basis.

"The spin-off of Brookfield Business Partners completes the fourth pillar of our strategy to consolidate Brookfield's major business units and furthers our asset management strategy, providing investors with direct access to many businesses within our private equity group," said Bruce Flatt, CEO of Brookfield.

The spin-off was effected by way of a special dividend of units of BBU to holders of Brookfield's Class A and B limited voting shares (the "Shares"). Each holder of Shares received one BBU unit for every 50 Shares (that is, 0.02 BBU units for each Share). Shareholders of Brookfield now own 19,725,150 BBU units, or an approximate 22% limited partnership interest in BBU, with Brookfield owning the remaining 78% limited partnership interest in  BBU, on a fully-diluted basis. Brookfield also holds the general partner interest in BBU. The BBU units commenced regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange this morning under the symbols "BBU.UN" and "BBU" respectively.
Brookfield shareholders will receive a cash payment in lieu of any fractional interests in the BBU units. Brookfield will use the volume-weighted average of the regular-way trading price of the BBU units for the five trading days immediately following the spin-off (June 20th thru June 24th) to determine the value of the BBU units for the purpose of calculating the cash payable in lieu of any fractional interests. Payment of this cash amount will be made by check and mailed on or about June 30, 2016.
Prior to completion of the spin-off, BBU acquired from Brookfield certain business services and industrial operations, including Brookfield's construction services business, a variety of other service businesses principally related to commercial and residential real estate, oil and gas exploration and production businesses in Australia and Canada, and select industrial manufacturing operations.
In order to satisfy Canadian withholding tax and U.S. "backup" withholding tax obligations on the special dividend, a portion of the BBU units otherwise distributable to non-Canadian investors will be withheld from registered shareholders. For non-Canadian beneficial owners of Brookfield shares registered in the name of a broker or other intermediary, these withholding tax obligations will be satisfied in the ordinary course through arrangements with the broker or intermediary. Beneficial owners should consult their brokers to determine how the withholding tax obligations will be satisfied for their units and on any questions they may have regarding fractional units.
As contemplated in BBU's Form F-1 filed with the U.S. Securities and Exchange Commission and its Canadian Prospectus filed with the Ontario Securities Commission, on June 16, 2016 the existing board of directors of BBU's general partner stepped down and a new board consisting of seven members, a majority of whom are independent of BBU and Brookfield, was put in place. The seven members of the board of directors are Jeffrey M. Blidner (Chair), John Lacey (Lead Independent Director), Stephen J. Girsky, David Hamill, Don Mackenzie, Denis Turcotte and Patricia Zuccotti. For biographical information about BBU's directors please refer to the section entitled "Governance" beginning on page 89 of the Form F-1 and of the Canadian Prospectus.

PRESS RELEASE
Additional Information

 The CEO Letter to Unitholders of BBU issued upon spin-off contains further information on BBU's strategy and operations. Unitholders are encouraged to read this document along with other investor materials regarding BBU and its businesses, all of which are available on BBU's website at www.brookfieldbusinesspartners.com.

Further details regarding the operations of Brookfield Business Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on BBU's SEDAR profile at www.sedar.com.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com
Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "continue," "expect," "intend," "believe," derivations thereof and other expressions, including conditional verbs such as "may," "will," "could," "would," and "should," are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: the launch of Brookfield Business Partners L.P. and our expectations for this entity; the anticipated benefits of the spin-off; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that BBU's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: changes in the general economy; general economic and business conditions that could impact our ability to access capital markets and credit markets; the cyclical nature of most of our operations; exploration and development may not result in commercially productive assets; actions of competitors; foreign currency risk; our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures or co-tenants; risks commonly associated with a separation of economic interest from control; failure to maintain effective internal controls; actions or potential actions that could be taken from Brookfield; the departure of some or all of Brookfield's key professionals; the threat of litigation; changes to legislation and regulations; possible environmental liabilities and other possible liabilities; our ability to obtain adequate insurance at commercially reasonable rates; our financial condition and liquidity; volatility in oil and gas prices; capital expenditures required in connection with finding, developing or acquiring additional reserves; downgrading of credit ratings and adverse conditions in the credit markets; changes in financial markets, foreign currency exchange rates, interest rates or political conditions; the general volatility of the capital markets and the market price of our units; and other risks and factors detailed in BBU's Form F-1 filed with the Securities and Exchange Commission as well as other documents filed from time to time by BBU with the securities regulators in Canada and the United States.
We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.